Registration Statement No. 333-268053
Filed Pursuant to Rule 433
Supplementing the Preliminary
Prospectus Supplement
Dated May 6, 2024
(To Prospectus dated October 28, 2022)

Pricing Term Sheet

Fixed-Rate Notes due 2034, 2054, and 2064

The information in this pricing term sheet relates only to the offering of U.S. dollar-denominated Notes (the “Dollar Notes Offering”) and should be read together with (i) the preliminary prospectus supplement dated May 6, 2024 relating to the Dollar Notes Offering, filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, including the documents incorporated by reference therein, and (ii) the related base prospectus dated October 28, 2022, which forms a part of Registration Statement No. 333-268053.

Issuer:	The Coca-Cola Company

Security:	5.000% Notes due 2034 5.300% Notes due 2054 5.400% Notes due 2064

Offering Format:	SEC Registered

Principal Amount:	$1,000,000,000 of 2034 Notes $1,100,000,000 of 2054 Notes $900,000,000 of 2064 Notes

Maturity Date:	May 13, 2034 for 2034 Notes May 13, 2054 for 2054 Notes May 13, 2064 for 2064 Notes

Coupon:	5.000% per year for 2034 Notes 5.300% per year for 2054 Notes 5.400% per year for 2064 Notes

Price to Public:	99.697% of principal amount for 2034 Notes 99.420% of principal amount for 2054 Notes 99.367% of principal amount for 2064 Notes

Yield to Maturity:	5.039% for 2034 Notes 5.339% for 2054 Notes 5.439% for 2064 Notes

Spread to Benchmark Treasury:	+55 bps for 2034 Notes +70 bps for 2054 Notes +80 bps for 2064 Notes

Benchmark Treasury:	UST 4.000% due February 15, 2034 for 2034 Notes UST 4.750% due November 15, 2053 for 2054 Notes UST 4.750% due November 15, 2053 for 2064 Notes

Benchmark Treasury Yield:	4.489% for 2034 Notes 4.639% for 2054 Notes 4.639% for 2064 Notes

Benchmark Treasury Price:	96-05 for 2034 Notes 101-25 for 2054 Notes 101-25 for 2064 Notes

Interest Payment Dates:

Semiannually on May 13 and November 13, commencing on November 13, 2024 for the 2034 Notes

Semiannually on May 13 and November 13, commencing on November 13, 2024 for the 2054 Notes

Semiannually on May 13 and November 13, commencing on November 13, 2024 for the 2064 Notes

Optional Redemption:

Prior to February 13, 2034 (three months prior to the maturity date (the “2034 Par Call Date”)) with respect to the 2034 Notes, prior to November 13, 2053 (six months prior to the maturity date (the “2054 Par Call Date”)) with respect to the 2054 Notes and prior to November 13, 2063 (six months prior to the maturity date (the “2064 Par Call Date” and, together with the 2034 Par Call Date and the 2054 Par Call Date, each a “Par Call Date”)) with respect to the 2064 Notes, The Coca-Cola Company may, at its option, redeem the notes of the applicable series, in whole or in part, at any time and from time to time, at a redemption price (as determined by The Coca-Cola Company, expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

•         100% of the principal amount of the applicable series of notes to be redeemed; and

•         (a) the sum of the present values of the remaining scheduled payments of principal and interest on the applicable series of notes to be redeemed discounted to the redemption date (assuming the notes matured on the applicable Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Rate plus 10 basis points in the case of the 2034 Notes, 15 basis points in the case of the 2054 Notes and 15 basis points in the case of the 2064 Notes less (b) accrued and unpaid interest thereon to, but excluding, the applicable redemption date;

plus, in either case, accrued and unpaid interest thereon to, but excluding, the applicable redemption date.

On or after the 2034 Par Call Date with respect to the 2034 Notes, the 2054 Par Call Date with respect to the 2054 Notes and the 2064 Par Call Date with respect to the 2064 Notes, The Coca-Cola Company may, at its option, redeem the notes of such series, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the applicable series of notes to be redeemed, plus accrued and unpaid interest thereon to, but excluding, the applicable redemption date.

Use of Proceeds:	The Coca-Cola Company expects to use the net proceeds from the offering and the expected concurrent offering of certain euro-denominated senior notes (the “Expected Notes Offering”), for general corporate purposes, which may include working capital, capital expenditures, acquisitions of or investments in businesses or assets and redemption and repayment of short-term or long-term borrowings, as well as for making any potential payments in connection with ongoing tax litigation with the United States Internal Revenue Service.

Day Count Convention:	30 / 360

Trade Date:	May 6, 2024

Settlement Date*:	May 13, 2024 (T+5)

CUSIP / ISIN:	191216 DR8 / US191216DR86 for 2034 Notes 191216 DS6 / US191216DS69 for 2054 Notes 191216 DT4 / US191216DT43 for 2064 Notes

Denominations:	$2,000 x $1,000

Expected Ratings**:	A1 by Moody’s Investors Service, Inc. A+ by Standard & Poor’s Ratings Services

Underwriters:

Joint Book-Running Managers:

Citigroup Global Markets Inc.

Barclays Capital Inc.

Santander US Capital Markets LLC

Goldman Sachs & Co. LLC

HSBC Securities (USA) Inc.

J.P. Morgan Securities LLC

Morgan Stanley & Co. LLC

Standard Chartered Bank

Wells Fargo Securities, LLC

Co-Managers: Blaylock Van, LLC CastleOak Securities, L.P. R.Seelaus & Co., LLC Siebert Williams Shank & Co., LLC

*Note: Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing or the next two succeeding business days will be required, by virtue of the fact that the notes initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement.

Substantially concurrent with this offering, The Coca-Cola Company expects to complete the Expected Notes Offering. This offering is not conditioned upon the completion of the Expected Notes Offering, and the completion of the Expected Notes Offering is not conditioned upon the completion of this offering. There can be no assurance that The Coca-Cola Company will complete the Expected Notes Offering on the terms described herein or at all. Information regarding the Expected Notes Offering in the preliminary prospectus supplement is neither an offer to sell nor a solicitation of an offer to buy any euro-denominated senior notes or any other securities to be issued by The Coca-Cola Company.

**Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and the offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. at 1-800-831-9146, Barclays Capital Inc. at 1-888-603-5847, or Santander US Capital Markets LLC at 1-855-403-3636.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.